UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
								February 29, 2008

Charles R. Oglesby
Chief Executive Officer
Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, New York  10017

Re:	Asbury Automotive Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 8, 2007
      Form 10-K/A for the Fiscal Year Ended December 31, 2006
      Filed March 12, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2007
      Filed November 7, 2007
	File No. 1-31262

Dear Mr. Oglesby:

	We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

*	*	*



      Sincerely,



								H. Christopher Owings
      Assistant Director


cc:	J. Gordon Smith
	Fax: (212) 297-2651

Charles R. Oglesby
Asbury Automotive Group, Inc.
December 27, 2007
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